Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3; File No. 333-157818
Dated March 9, 2010
PROLOGIS
Offering of $400,000,000 3.25% Convertible Senior Notes due 2015

Issuer:	ProLogis

Common Stock Ticker:	PLD / NYSE

Security:	3.25% Convertible Senior Notes due 2015

Legal Format:	SEC Registered

Ranking:	Senior

Aggregate Principal Amount:	$400,000,000 ($460,000,000 if the over-allotment option is exercised in full)

Price to Public:	100% of Par

Par Amount per Note:	$1,000

Maturity Date:	March 15, 2015

Net Proceeds, Before Expenses, to ProLogis:	$392.0 million ($450.8 million if the over-allotment option is exercised in full)

Optional Redemption:	ProLogis may not redeem the notes prior to maturity except to preserve its status as a REIT. If at any time ProLogis determines it is necessary to redeem the notes in order to preserve its status as a REIT, ProLogis may redeem all, but not less than all, of the notes then outstanding for cash at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Coupon:	3.25%

Interest Payment Dates:	March 15 and September 15; commencing September 15, 2010

Fundamental Change:	If ProLogis undergoes a fundamental change, you will have the option to require ProLogis to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date. ProLogis will pay cash for all notes so purchased.

Initial Conversion Rate:	57.8503 common shares per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $17.29 per common share

Reference Stock Price (NYSE Closing Price on March 9, 2010):	$13.40

Conversion Premium:	Approximately 29.0% above the reference stock price.

Anti-Dilution Adjustments:	Dividend protection in the form of conversion rate adjustments for any dividends in excess of $0.15 per share per quarter.

Adjustment to Shares Delivered upon Conversion upon Fundamental Change:	If a fundamental change occurs at any time, ProLogis will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances, according to the following table:

	Stock Price
Effective Date	$13.40	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00
03/16/10	16.7765	13.1608	8.1976	5.1554	3.2512	2.0393	1.2602	0.7572	0.4334	0.2282	0.1038	0.0349
03/15/11	16.7765	12.9280	7.8232	4.7552	2.8834	1.7279	1.0108	0.5662	0.2937	0.1328	0.0455	0.0055
03/15/12	16.7765	12.4979	7.2319	4.1631	2.3658	1.3110	0.6940	0.3377	0.1397	0.0396	0.0000	0.0000
03/15/13	16.7765	11.7694	6.3041	3.2875	1.6518	0.7814	0.3305	0.1106	0.0174	0.0000	0.0000	0.0000
03/15/14	16.7765	10.5088	4.7035	1.8907	0.6585	0.1765	0.0207	0.0000	0.0000	0.0000	0.0000	0.0000
03/15/15	16.7765	8.8164	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be set forth on the table above, in which case:
•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	If the share price is greater than $40.00 per share (subject to adjustment), the conversion rate will not be adjusted.

•	If the share price is less than $13.40 per share (subject to adjustment), the conversion rate will not be adjusted.

In no event will the total number of ProLogis common shares issuable upon conversion exceed 74.6268 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under sections (1) through (3) of “Conversion Rights— Conversion Rate Adjustments” in the preliminary prospectus supplement, dated March 9, 2010, relating to the offering of the notes.

Concurrent Offering:	Concurrently with this offering, ProLogis is offering $300,000,000 aggregate principal amount of 6.250% notes due 2017 (the “2017 notes”) and $800,000,000 aggregate principal amount of 6.875% notes due 2020 (the “2020 notes”) in a registered public offering. The 2017 notes and 2020 notes will be offered pursuant to a separate prospectus supplement. There is no assurance that the concurrent offering of 2017 notes and 2020 notes will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of the concurrent offering of 2017 notes and 2020 notes.

Use of Proceeds:	ProLogis intends to use the net proceeds from the sale of the notes and the concurrent offering of the 2017 notes and 2020 notes for the repayment of borrowings under its global credit agreement. ProLogis expects to reborrow under its global credit agreement to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offer to purchase such notes, which commenced on March 8, 2010, for the repayment or repurchase of other indebtedness and for general corporate purposes.

Trade Date:	March 10, 2010

Settlement Date:	It is expected that delivery of the securities will be made against payment therefor on or about the March 16, 2010 (T+4), which will be the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

CUSIP:	743410 AY8

ISIN:	US743410AY82

Joint Book-Running Managers:	Citigroup Global Markets Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated

Senior Co-Managers:	RBC Capital Markets Corporation, Daiwa Securities America Inc. and ING Financial Markets LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., Credit Agricole Securities (USA) Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407; by calling Barclays Capital Inc. toll-free at 1-888-603-5847; by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; by contacting J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling at 1-866-803-9204; or by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or by calling toll-free at 1-866-718-1649.